
03057952

Corporate Executive Board

2002 Annual Report to Shareholders


CORPORATE
EXECUTIVE
B·O·A·R·D

g Corporations Around the World
Board Practice Areas

rican Express Co. ○ American International Group, Inc. ○ AMP Ltd. ○ ANZ Banking Group Ltd. ○ AOL Time

p. ○ Bank of Ireland ○ Bank of Tokyo-Mitsubishi ○ BASF Corp. ○ Bayerische Motoren Werke AG ○ BCE

d Wireless plc ○ The Canada Life Financial Corp. ○ The Capital Group Companies, Inc. ○ Capital One

Inc. ○ Chevron Texaco ○ Chinatrust Commercial Bank ○ Cisco Systems, Inc. ○ Citigroup Inc. ○ The

○ Deere & Co. ○ Dell Computer Corp. ○ Deutsche Bank AG ○ Diageo plc ○ Direct Line ○ The Dow

bil Corp. ○ Fannie Mae ○ FedEx Corp. ○ Fiat S.p.A. ○ Fidelity Investments ○ FleetBoston Financial Corp. ○

○ GlaxoSmithKline plc ○ Harley-Davidson, Inc. ○ Heineken N.V. ○ Hewlett-Packard Co. ○ ING Groep N.V.

n Chase & Co. ○ Lion Nathan Ltd. ○ Lloyds TSB Group plc ○ Lowe's Companies, Inc. ○ Marriott International, Inc. ○

ola, Inc. ○ National Australia Bank Ltd. ○ NEC Corp. ○ NIKE, Inc. ○ Nokia Corp. ○ Nordea AB ○

S.A. ○ Philip Morris Companies Inc. ○ The Procter & Gamble Co. ○ Prudential Financial, Inc. ○ RBC

Sprint FON Group ○ Standard Bank of South Africa Inc. ○ Standard Chartered plc ○ Starbucks

efonaktiebolaget L. M. Ericsson ○ Telefonica, S.A. ○ Telstra Corporation Ltd. ○ Tesco plc ○ Toyota

ment of Justice ○ United States Trust Co. ○ Wachovia Corp. ○ Wal-Mart Stores Inc. ○ Wells Fargo & Co.



ion
ogy
1997
Sales and
Marketing
1998
Finance
and Legal
2000
Operations and
Procurement

Serving More Than 1,900 Leadi

Corporate Executiv



3M Co. ○ AB Electrolux ○ AEGON N.V. ○ Agilent Technologies Inc. ○ Alcoa Inc. ○ The Allstate Corp. ○ A

Warner Inc. ○ AT&T Corp. ○ Aviva plc ○ Banco Bilbao Vizcaya Argentaria, S.A. ○ Bank of America C

(Bell Canada) ○ BNP Paribas ○ The Boeing Co. ○ BP plc ○ Brasil Telecom Participacoes S.A. ○ Cable

Financial Corp. ○ Cargill, Inc. ○ Caterpillar Inc. ○ Ceska Sporitelna a.s. ○ Charles Schwab & C

Coca-Cola Co. ○ Coutts & Co. ○ Credit Suisse Group ○ DaimlerChrysler AG ○ DBS Group Holdings

Chemical Co. ○ E.I. du Pont de Nemours and Co. ○ Electronic Data Systems ○ Eli Lilly and Co. ○ Exxon

Fonterra Cooperative Group Ltd. ○ Ford Motor Co. ○ Fortis N.V. ○ The Gap, Inc. ○ General Motors Cor

○ IntesaBci S.p.A. ○ HSBC Holdings plc ○ International Business Machines Corp. ○ Johnson & Johnson ○ J.P. Mor

McDonald's Corp. ○ Merck & Co., Inc. ○ Merrill Lynch & Company, Inc. ○ Microsoft Corp. ○ Mo

The Northern Trust Corp. ○ Old Mutual plc ○ Orion Corp. ○ PepsiCo, Inc. ○ Petroleos de Venezuel

Financial Group ○ Schlumberger Ltd. ○ Sears, Roebuck and Co. ○ Shell Oil Co. ○ Sony Corp

Corp. ○ State Farm Insurance Co. ○ STATOIL ○ Suncorp-Metway Ltd. ○ Tata Enterprises Inc. ○ T

Motor Manufacturing ○ Toys "R" Us, Inc. ○ UAL Corp. ○ UBS AG ○ Unilever N.V. ○ United States Dep

1983 **Financial Services**	*1993* **Human Resources**	*1996* **Strategy and Innovation**	*19* **Inforn Techn**

The Corporate Executive Board in Brief

The Corporate Executive Board provides best practices research, decision-support tools, and executive education to a membership of the world's leading corporations and not-for-profit institutions. Our research addresses issues related to corporate strategy, operations, and general management, and we focus on identifying management initiatives, processes, tools, and frameworks that will allow our clients to avoid reinventing the wheel in addressing problems they share in common with their peers. At its best, our work is able to shape strategic debate and to accelerate tactical implementation in even the most progressive organizations.

We provide research and analysis on an annual subscription basis to a membership of more than 1,900 of the world's largest and most prestigious organizations. For a fixed annual fee, members of each subscription program have access to an integrated set of services, including:

- best practices research studies,
- executive education seminars,
- customized research briefs, and
- Web-based access to the program's content database and decision-support tools.

Our business formula combines shared-cost research economics and a membership-based client model, allowing us to provide data and insight at the quality standard of the premier strategy consulting firms but at a fraction of the cost. The formula also creates a closed loop for research: Each year, our clients develop a list of their most pressing business problems and then serve as case studies in our best practices research on these issues. We are guided by a strong sense of stewardship for our members' confidences and financial contributions, and we strive in each interaction to achieve a level of service that is unparalleled in their commercial experience.


Annual Revenues
Millions of Dollars
$70.8
$95.5
$128.1
$162.4
1999
2000
2001
2002
Pro Forma Operating Margins*
23.8%
24.7%
24.9%
26.2%
1999
2000
2001
2002

* Pro forma presentations are not prepared in accordance with Generally Accepted Accounting Principles ("GAAP"). See page 6 for a reconciliation of GAAP to pro forma presentations.

To Our Shareholders:


James J. McGonigle
Chairman and
Chief Executive Officer

©Sam Kittner/kittner.com

I am proud to report to you that The Corporate Executive Board (CEB) performed well across 2002, growing in line with the guidance we provided at the beginning of the year and achieving unprecedented levels of impact in our member organizations. The economic doldrums of the past several years have been a time of testing for CEB, as for the 1,900 premier organizations we serve, and across this period we have clearly demonstrated value in helping member executives to avoid reinventing the wheel in addressing the challenges they share in common with their peers. We applaud our members' accomplishments and resolve in guiding their enterprises across this uncertain stretch.

Our own ability to perform against all of our key growth metrics is the result of a combination of strong products, a solid underlying business model, and excellent execution by CEB staff. Our established membership programs continued to grow in line with our expectations, and our new program launches enjoyed rapid market acceptance, even in the current challenging environment. As a nice measure of recognition for our staff, The Corporate Executive Board achieved triple honors across 2002, earning a place in the *BusinessWeek*, *Fortune*, and *Forbes* rankings of fastest-growing companies.

We are honored to serve an increasingly global, increasingly diverse membership of executives and are committed to increasing the value we deliver to member organizations each year. By this letter, I would like to call out for you some of our most notable accomplishments last year in service to the membership and to share our priorities for the year ahead.

A Solid Track Record of Growth

In all of our communications with shareholders, we have emphasized our intention to build in The Corporate Executive Board a more predictable, more scalable growth company. In 2002, for the fourth straight year since our IPO, we again delivered on this intention. Revenues grew to $162.4 million in 2002 from $128.1 million in 2001, a 26.7% increase. The pro forma operating margin continued to improve in 2002, to 26.2%, underscoring the operating leverage inherent in our business model. Pro forma net income increased 33.9% to $30.0 million from $22.4 million in 2001. Cash flow from operations, reflecting noncash income taxes and increasing deferred revenues, was $77.9 million in 2002, more than double net income. Pro forma earnings per diluted share increased to 80 cents in 2002 from 61 cents in 2001. The pro forma results presented above exclude $0.7 million in stock option and related expenses. This number gets smaller every year, and will be sufficiently small in 2003 that we plan to dispense with the "pro forma" prefix to our results. Reported net income for 2002 rose 36.8% to $29.6 million from $21.6 million in 2001. Reported earnings per diluted share increased to 79 cents in 2002 from 59 cents in 2001.


Pro Forma Net Income*
and Cash Flow from Operations
Millions of Dollars
Pro Forma Net Income
Cash Flow from Operations
$10.6
$23.6
$15.8
$38.7
$22.4
$52.8
$30.0
$77.9
1999
2000
2001
2002
* Pro forma presentations are not prepared in accordance with Generally Accepted Accounting Principles ("GAAP"). See page 6 for a reconciliation of GAAP to pro forma presentations.
Pro Forma Earnings per Diluted Share*
33¢
45¢
61¢
80¢
1999
2000
2001
2002
* Pro forma presentations are not prepared in accordance with Generally Accepted Accounting Principles ("GAAP"). See page 6 for a reconciliation of GAAP to pro forma presentations.


Expanding the Reach
of The Corporate Executive Board
7 Practice Areas
1,900 Client Companies
5,200 Program Subscriptions
65,000 Participating Executives
• CEB program staff created and delivered record levels of content to our clients last year with 110 new best practices studies, over 22,000 fast-cycle projects, 250 membership meetings, and more than 2,500 on-site executive education sessions
• We also expanded the membership network, adding more than 100 new client companies and over 800 new program subscriptions
• Across the year, we presented our work to more than 65,000 executives in a variety of meeting formats—an unparalleled level of reach and impact

Stamping Out Our Core Growth Plan

We launched four new research programs across the year, each focused on the most pressing needs of a senior executive constituency in leading corporations and not-for-profit institutions. The Learning and Development Roundtable and the Market Research Executive Board were launched in the first half of 2002 and as of this writing are closing out their first full year of service. The IT Infrastructure Executive Council, the second program in our fast-growing IT practice, was launched in the third quarter of the year. Our final launch of the year, the Benefits Roundtable, is designed to serve the needs of senior benefits executives.

As with all of our new program launches, the design and research agenda for the Benefits Roundtable were directed by a group of charter advisors, including benefits executives from Aetna, AT&T, Coca-Cola, Motorola, Starbucks, and others, collectively representing over $8 billion in annual benefits spending. In our inaugural year's research for the Roundtable, we are studying the strategies leading practitioners are employing to address the challenge of health care cost control and to increase the impact of benefits spend on employee productivity and retention. The benefits function is clearly in the midst of profound and important transformation, and it is our privilege to work with the leaders here as they address a truly daunting strategic agenda in 2003 and beyond.

Four new programs in 2002 put us at the high end of the three to four range we announced at the start of the year. We are targeting an additional four new product launches across 2003, from the pipeline of over 90 concepts maintained by our new business development team. We will continue to discover and pursue growth opportunities with the discipline we have demonstrated to date, favoring adjacent, organic growth consistent with our model. We calculate the core organic growth opportunity from this activity—assuming only our current Global 4000 target company universe and two dozen new programs from this list of 90—to be $3.0 billion, over 15 times our current revenue size.

Retaining and Deepening Member Relationships

As much as our strong financial performance marked the year, 2002 was even more notable for the retention and deepening of our relationships with member institutions. Our member renewal rate remained consistent with prior years at 90 percent, and our cross-sell ratio grew strongly to 2.72 subscriptions per member institution, up from 2.42 at the end of 2001. We also increased prices modestly to support new service introductions and overall program development. These three key performance measures—member renewal rate, cross-sell ratio, and pricing power—work together to reaffirm the fundamental value of the CEB product in the eyes of our current customers.

> "As much as our strong financial performance marked the year, 2002 was even more notable for the retention and deepening of our relationships with member institutions."

We created and delivered record levels of content to our clients last year: 110 new full-length best practice studies, over 22,000 fast-cycle projects, 250 membership meetings, and more than 2,500 on-site executive education sessions, reaching over 65,000 executives in person across the year. The CEB's deep penetration into the executive rank of member institutions is important for our shareholders to appreciate, because it is a measure of our importance to the current and future leaders of these organizations. From this perspective, here's how to think of the reach of The Corporate Executive Board: Seven practice areas encompassing 23 membership programs involving 1,900 client institutions across 5,200 program subscriptions, with direct impact on 65,000 executives. No other organization of which we are aware is in front of our member organizations more regularly, and through such a variety of channels.

Delivering High Membership ROI

Every year, in every membership program, The Corporate Executive Board produces an entirely new slate of best practice content, and we ensure the relevance of this content through close and continuing attention to the evolving needs of our members—what are the most urgent challenges they face, and what are the best solutions to those challenges that we can identify from across the member network and beyond? We adjust the focus of our studies as our members' priorities change, ensuring our relevance across all economic environments.

> "One Fortune 500 CFO reported, 'I used the information as the basis of my board presentation. You get me information that I couldn't have gotten anywhere else.'"

A great example of the high return on investment from CEB membership arose this past year in our membership for Chief Financial Officers, as they struggled with the leadership of corporate governance reform initiatives in their organizations. This issue rose to the fore in our spring 2002 topic polling, and our research team adjusted its schedule accordingly to give this challenge top focus. We researched the corporate governance reform initiatives under way at hundreds of member companies and assembled a unique resource on our program intranet site for members to consult as they moved across the various stages of implementation. Our Corporate Governance Resource Center now contains over 2,000 best practices, member artifacts, tools, and benchmarks and is a unique resource for members.

Member reaction to this initiative has been extremely gratifying. For example: That all firms needed to develop an "internal control action plan" did not mean that our member firms needed to reinvent that particular wheel from scratch, or pay a consultant or law firm a lot of money to do so on their behalf. And CEB was the only place where true peers could gather to discuss how they were actually implementing against the myriad of new requirements. One Fortune 500 CFO reported, "I used the information as the basis of my board presentation. You got me information that I couldn't have gotten anywhere else." Another member told us, "Every law firm is publishing some sort of article on Sarbanes-Oxley, and each one has a different opinion on various subjects. The very valuable service you provide is my primary guidance on how other companies are actually implementing the Act's poorly worded provisions."

Initiatives such as these are the best demonstration of the value of our service to members and how we help them quickly find solutions to challenges they share in common with their peers. And comments such as these make it easy to understand the return on our members' time and investment from membership. One good idea introduced or accelerated at a large company makes the ROI on their membership fee effectively infinite.

Delivering High Membership ROI

Corporate Governance Resource Center

Internal Control Action Plan

Risk Accountability Matrix

Board Briefing Tools

- Every year, in every program, CEB staff produce an entirely new slate of best practice content on members' most urgent challenges
- Exemplary of this is the support we provided member CFOs across the year as they developed and rolled out corporate governance reform initiatives
- Our Corporate Governance Resource Center contains over 2,000 best practices, member artifacts, tools, and benchmarks and is a unique resource to help CFOs avoid "reinventing the wheel" in their initiatives



A Gathering Reputation for Performance and Staff Development
FORTUNE
BusinessWeek
GROWTH COMPANIES
ENTREPRENEUR OF THE YEAR
Forbes
200 BEST SMALL
The Corporate Executive Board received a triple measure of recognition in the business press in 2002, appearing in the BusinessWeek, Fortune, and Forbes rankings of fastest-growing companies
We value these honors principally as an acknowledgment of the excellence and commitment of CEB staff, and we believe our record of unbroken growth makes the firm an exciting place to work
This reputation for performance and growth serves us well in attracting, developing, and retaining top talent, while reinforcing our position as an employer of choice

A Gathering Reputation for Performance and Staff Development

While The Corporate Executive Board has not historically devoted much attention to generating image or name recognition beyond our membership, we do welcome favorable notice when it occurs—and we received a triple measure of it this past year. We climbed two rungs in *BusinessWeek*'s ranking of "Hot Growth Companies"—to #3 overall—and entered *Fortune*'s "100 Fastest-Growing Companies" and *Forbes*'s "200 Best Small Companies," at #54 and #11, respectively.

> "The Corporate Executive Board achieved triple honors across 2002, earning a place in the *BusinessWeek*, *Fortune*, and *Forbes* rankings of fastest-growing companies."

We value these honors because they acknowledge the tremendous performance of all CEB staff in conceiving and executing a record of unbroken growth in service to the most demanding member organizations on the planet, which in turn makes the firm an exciting place to work.

This reputation for performance and growth serves us well in attracting, developing, and retaining top talent. We staffed over 160 new positions last year, benefiting from our new, higher profile to build a rich, high-quality pipeline of candidates. Our growth trajectory also allows us to accelerate the careers of our staff and to provide a range of development opportunities. We measure and manage staff retention and development closely at all levels of the firm and believe that our performance is competitive with the best in the professional services sector.

Strategic Priorities for Management in 2003

As in prior years, the management team and I will remain tightly focused across 2003 on four strategic priorities as we continue to stamp out the CEB formula against our large organic growth opportunity. These priorities are:

1. Executing focused initiatives supporting our core growth plan, including cross-selling additional programs into member companies that have already established their first CEB membership, penetrating an ever-higher percentage of the Global 4000, and strengthening our core product offering;
2. Continuing our focus on new product development as we stamp out the CEB formula across new functions and constituencies within the large corporation by launching four new programs across the year;
3. Producing leading-edge content and matching our research agendas to the most urgent problems facing senior executives as they lead their companies through unpredictable times; and
4. Recruiting, developing, and retaining the talent we need to support our growth ambitions; and taking advantage of a favorable labor market—and our higher profile therein—to strengthen our bench of great talent.

We appreciate the trust you have placed in us across this past year, and we are grateful for your continuing support of our efforts and mission.

James J. McGonigle
Chairman and Chief Executive Officer

SELECTED FINANCIAL AND OPERATING DATA

The following table sets forth selected financial and operating data. The selected financial data presented below as of December 31, 1998, 1999, 2000, and 2001, and for each of the years in the four-year period ended December 31, 2001, have been derived from our financial statements that have been audited by Arthur Andersen LLP, independent public accountants. The selected financial data presented below as of December 31, 2002, and for the year ended December 31, 2002, have been derived from our financial statements which have been audited by Ernst & Young LLP, independent auditors. You should read the selected financial data presented below in conjunction with our financial statements, the notes to our financial statements, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this annual report.

	Year Ended December 31,				
	1998	1999	2000	2001	2002
	(In thousands, except per share amounts)				
Statements of Income Data:					
Revenues	$ 53,030	$ 70,767	$ 95,491	$ 128,112	$ 162,357
Costs and expenses:					
Cost of services	25,373	28,602	36,094	45,738	56,147
Member relations and marketing	11,676	15,525	21,236	30,219	40,768
General and administrative	6,920	8,485	12,021	15,877	17,493
Depreciation	885	1,318	2,573	4,412	5,456
Stock option and related expenses (1) (2)	5,342	383	1,371	1,260	668
Total costs and expenses	50,196	54,313	73,295	97,506	120,532
Income from operations	2,834	16,454	22,196	30,606	41,825
Other income, net	786	1,114	2,263	4,283	6,346
Income before provision for income taxes	3,620	17,568	24,459	34,889	48,171
Provision for income taxes (3)	361	4,322	9,539	13,257	18,570
Net income	$ 3,259	$ 13,246	$ 14,920	$ 21,632	$ 29,601
Earnings per share—basic (3)	$ 0.13	$ 0.50	$ 0.49	$ 0.64	$ 0.81
Weighted average shares outstanding—basic	25,009	26,446	30,321	34,003	36,722
Earnings per share—diluted (3)	$ 0.11	$ 0.41	$ 0.43	$ 0.59	$ 0.79
Weighted average shares outstanding—diluted	29,900	32,054	34,638	36,465	37,671

	December 31,				
	1998	1999	2000	2001	2002
	(In thousands)				
Balance Sheet Data:					
Cash, cash equivalents, and marketable securities	$ 16,104	$ 33,074	$ 69,373	$ 132,469	$ 225,941
Deferred income taxes	1,438	8,047	31,348	58,520	59,726
Total assets	48,928	81,764	152,494	257,518	359,581
Deferred revenues	39,061	55,436	71,281	94,683	121,415
Total stockholders' equity (deficit)	(8,147)	10,846	65,561	143,984	213,357

	December 31,				
	1998	1999	2000	2001	2002
Other Operating Data (Unaudited):					
Member programs (4)	10	12	15	18	22
Member institutions	1,333	1,480	1,745	1,802	1,930
Total membership subscriptions	2,263	2,790	3,543	4,364	5,257
Average subscriptions per member institution	1.70	1.89	2.03	2.42	2.72
Client renewal rate (5)	90 %	90%	90%	90%	90%
Subscription renewal rate (6)	85%	84%	84%	82%	82%
Contract value (in thousands of dollars) (7)	$ 61,180	$ 80,633	$ 108,542	$ 138,474	$ 176,533

Notes to Selected Financial and Operating Data

(1) Prior to our spin-off from The Advisory Board Company in October 1997, The Advisory Board Company entered into agreements with certain employees to repurchase outstanding stock options at fixed amounts. We assumed the obligations under these agreements in the spin-off to the extent they were attributable to our employees. We reflect the charges relating to these agreements as stock option repurchase expenses over the required employment period ended December 31, 1998. In addition, we substituted our stock options for The Advisory Board Company stock options in the spin-off. The terms of the stock option substitution resulted in compensation expense being charged for the intrinsic value of certain stock options. We reflect these charges as stock option expenses over the vesting period of the options. After calendar year 2001, we recognized no additional compensation expense related to these substitution agreements. Furthermore, in December 1998, we and our selling stockholder at the time agreed to make certain payments in the aggregate amount of $2.4 million to selected employees under a special bonus plan. We recorded the special bonus plan charge of $2.4 million at the time of the commitment in December 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Years Ended December 31, 2000, 2001, and 2002—Stock option and related expenses."

(2) For the years ended December 31, 2000, 2001, and 2002, we recognized $1.0 million, $1.1 million, and $668,000, respectively, in compensation expense reflecting additional Federal Insurance Corporation Act ("FICA") taxes as a result of the taxable income that the employees recognized upon the exercise of non-qualified common stock options, primarily in conjunction with the registered public offerings in February 2000, March and April 2001, and March 2002, respectively.

(3) Prior to our initial public offering in February 1999, we had elected to be taxed under subchapter S of the Internal Revenue Code. In February 1999, we terminated our S corporation election and became subject to U.S. Federal and state income taxes at prevailing corporate rates. If we had elected to be taxed under subchapter C of the Internal Revenue Code for U.S. Federal and state income tax purposes beginning January 1, 1998 and recorded income tax expense using an annual effective rate of 41.0%, pro forma net income (unaudited), and basic and diluted earnings per share (unaudited) would have been $2.1 million, $0.09, and $0.07, respectively, for 1998, and $10.4 million, $0.39, and $0.32, respectively, for 1999.

(4) In January 2003, we launched the HR Measurement Lab, an extension of our model into the human resource performance management arena, bringing the current number of membership programs to 23.

(5) For the year then ended. Client renewal rate is defined as the percentage of membership institutions renewed, adjusted to reflect reductions in membership institutions resulting from mergers and acquisitions of members.

(6) For the year then ended. Subscription renewal rate is defined as the percentage of membership subscriptions renewed for the year, adjusted to reflect reductions in membership subscriptions resulting from mergers and acquisitions of members.

(7) For the year then ended. Contract Value is defined as the aggregate annualized revenue attributed to all agreements in effect at a given date without regard to the remaining duration of any such agreement.

Reconciliation of GAAP to Pro Forma Presentation:

	1999		2000		2001		2002	
	in thousands	% of Annual Revenue	in thousands	% of Annual Revenue	in thousands	% of Annual Revenue	in thousands	% of Annual Revenue
Pro Forma Operating Margins:								
Income from operations	$ 16,454	23.3%	$ 22,196	23.2%	$ 30,606	23.9%	$ 41,825	25.8%
Stock option and related expenses	383	0.5%	1,371	1.4%	1,260	1.0%	668	0.4%
Pro forma operating margin	$ 16,837	23.8%	$ 23,567	24.7%	$ 31,866	24.9%	$ 42,493	26.2%

	1999	2000	2001	2002
Pro Forma Net Income (in thousands):				
Net income	$ 13,246	$ 14,920	$ 21,632	$ 29,601
Stock option and related expenses, net of tax benefit	289	836	780	410
Adjustment for change in tax status	(2,944)	–	–	–
Pro forma net income	$ 10,591	$ 15,756	$ 22,412	$ 30,011

	1999	2000	2001	2002
Pro Forma Earnings per Diluted Share:				
Earnings per share—diluted	$ 0.41	$ 0.43	$ 0.59	$ 0.79
Per share effect of stock option and related expenses, net of tax benefit	0.01	0.02	0.02	0.01
Per share effect of adjustment for change in tax status	(0.09)	–	–	–
Pro forma earnings per diluted share—diluted	$ 0.33	$ 0.45	$ 0.61	$ 0.80

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We provide "best practices" research and quantitative analysis focusing on corporate strategy, operations, and general management issues. Best practices research supports senior executive decision making by identifying and analyzing specific management initiatives, processes, and strategies that have been determined to produce the best results in solving common business problems or challenges. For a fixed annual fee, members of each of our research programs have access to an integrated set of services, including best practices research studies, executive education seminars, customized research briefs, and Web-based access to the program's content database and decision-support tools.

Memberships, which are principally annually renewable agreements, are generally payable by members at the beginning of the contract term. Billings attributable to memberships in our research programs initially are recorded as deferred revenues and then recognized pro rata over the membership contract term, which is typically 12 months. At any time, a member may request a refund of their membership fee for a research program, which is provided on a pro rata basis relative to the remaining term of the membership.

Our growth strategy is to cross-sell additional research programs to existing members, to add new members, and to develop new research programs and decision-support tools. The implementation of our growth strategy can be seen in our operating results. Over the past three years, our revenues have grown at a compound annual growth rate of 31.9% from $70.8 million in 1999 to $162.4 million in 2002, while costs have grown at a compound annual growth rate of 30.4% from $54.3 million in 1999 to $120.5 million in 2002. In addition, our Contract Value has grown at a compound annual growth rate of 29.9% over the past three years and was $176.5 million at December 31, 2002. We calculate Contract Value as the aggregate annualized revenue attributed to all agreements in effect at a given point in time, without regard to the remaining duration of any such agreement. Our experience has been that a substantial portion of members renew subscriptions for an equal or higher level each year. See Selected Financial and Operating Data for additional information with respect to members, subscriptions, and renewals.

Our operating costs and expenses consist of cost of services, member relations and marketing, general and administrative expenses, depreciation, and stock option and related expenses. Cost of services represents the costs associated with the production and delivery of our products and services, including compensation of research personnel and in-house faculty, the production of published materials, the organization of executive education seminars, and all associated support services. Member relations and marketing expenses include the costs of acquiring new members, the costs of maintaining and renewing existing members, compensation expense (including sales commissions), travel, and all associated support services. General and administrative expenses include the costs of human resources and recruiting, finance and accounting, management information systems, facilities management, new product development, and other administrative functions. Stock option and related expenses include noncash compensation expense related to certain stock option agreements in existence at the time of the spin-off from The Advisory Board Company and additional cash payroll taxes for compensation expense relating to the taxable income recognized by employees upon the exercise of non-qualified common stock options.

Results of Operations

The following table sets forth certain financial data as a percentage of total revenues for the periods indicated:

	Year Ended December 31,		
	2000	2001	2002
Revenues	100.0%	100.0%	100.0%
Cost of services	37.8	35.7	34.6
Gross profit	62.2	64.3	65.4
Costs and expenses:			
Member relations and marketing	22.2	23.6	25.1
General and administrative	12.6	12.4	10.8
Depreciation	2.7	3.4	3.4
Stock option and related expenses	1.5	1.0	0.4
Total costs and expenses	39.0	40.4	39.7
Income from operations	23.2	23.9	25.8
Other income, net	2.4	3.3	3.9
Income before provision for income taxes	25.6	27.2	29.7
Provision for income taxes	10.0	10.3	11.4
Net income	15.6%	16.9%	18.2%

Years Ended December 31, 2000, 2001, and 2002

Revenues. Revenues increased 34.2% from $95.5 million for 2000 to $128.1 million for 2001, and 26.7% to $162.4 million for 2002. The largest driver of the increase in revenues during 2000, 2001, and 2002 was the cross-selling of additional subscriptions to existing members. Other drivers contributing to the increase in revenues during 2000, 2001, and 2002 included the introduction of new research programs, price increases, and the addition of new members. The average membership subscription price increased 6.0% in 2000, 3.6% in 2001, and 5.8% in 2002. We introduced three new research programs within each of the calendar years 2000 and 2001 and four new research programs in 2002.

Cost of services. Cost of services increased 26.7% from $36.1 million for 2000 to $45.7 million for 2001, and 22.8% to $56.1 million for 2002. The increase in cost of services was principally due to increased research staffing and related compensation costs to support new research programs and an increase in short-answer research and executive education services staffing to serve the growing membership base. Cost of services as a percentage of revenues decreased from 37.8% for 2000 to 35.7% for 2001, and to 34.6% for 2002. The decrease in costs of services as a percentage of revenues over the three-year period ending December 31, 2002, is due to the nature of our membership-based model. Because each research program provides our membership with standardized best practices research studies and executive education seminars, new members immediately add to our revenues while only incrementally increasing our operating costs. Cost of services as a percentage of revenues may fluctuate due to the timing of the completion and delivery of best practices research studies, the timing of executive education seminars, and the fixed nature of a portion of the production costs of best practices research studies, as these costs are not significantly affected by growth in the number of membership subscriptions.

Gross profit. Gross profit margin (gross profit as a percentage of revenues) may fluctuate based upon the growth in revenues offset by the costs of delivering best practices research studies, the timing of executive education seminars, the volume of customized research briefs, and the hiring of personnel. Accordingly, the gross margin for the year ended December 31, 2002, may not be indicative of future results.

Member relations and marketing. Member relations and marketing costs increased 42.3% from $21.2 million for 2000 to $30.2 million for 2001, and 34.9% to $40.8 million for 2002. The increase in member relations and marketing costs is due to the increase in sales staff and related costs, the increase in commission expense associated with increased revenues, and, to a lesser extent, the increase in member relations personnel and related costs to support our expanding membership base. Member relations and marketing costs as a percentage of revenues have increased from 22.2% for 2000 to 23.6% for 2001, and to 25.1% for 2002 as we have added member relations and marketing personnel and incurred related costs to support our expanding membership base.

General and administrative. General and administrative expenses increased 32.1% from $12.0 million for 2000 to $15.9 million for 2001, and 10.2% to $17.5 million for 2002. The increase in general and administrative expenses resulted principally from staffing increases across all functional areas to support our growth. During 2001, we experienced an increase in consulting and training expenses associated with the investments in management information systems software. During 2002, we experienced a decrease in consulting and training expenses as compared to 2001 associated with prior year investments in management information systems software along with a decrease in costs associated with our reduced use of external personnel search firms. Although general and administrative expenses increased during the period 2000 through 2002, general and administrative expenses as a percentage of revenues decreased from 12.6% in 2000 to 12.4% in 2001, and to 10.8% in 2002 due to the fixed nature of a portion of these costs, which are not significantly affected by growth in revenues.

Depreciation. Depreciation expense increased 71.5% from $2.6 million for 2000 to $4.4 million for 2001, and 23.7% to $5.5 million for 2002. The increase in depreciation expense was principally due to the additional investment in leasehold improvements for additional office space in Washington, D.C., and the purchase of computer equipment and management information systems software to support organizational growth.

Stock option and related expenses. We recognized $0.4 million and $0.2 million in 2000 and 2001, respectively, related to stock option agreements in existence at the time of the spin-off from The Advisory Board Company's sole stockholder. Our business was operated as a division of The Advisory Board Company, a Maryland corporation, until October 31, 1997, when the business was contributed to us and spun-off to The Advisory Board Company's sole stockholder. In connection with the spin-off, we executed substitution agreements with each of our employees participating in The Advisory Board Company stock option plan. These substitution agreements resulted in compensation expense being recognized by us over the vesting period. There are no earnings charges subsequent to December 31, 2001, related to these substitution agreements. In addition, there are no stock options available to issue or stock options outstanding under the substitution agreements.

We recognized $1.0 million, $1.1 million, and $668,000 in compensation expense during the years ended December 31, 2000, 2001, and 2002, respectively, reflecting additional Federal Insurance Corporation Act ("FICA") taxes as a result of the taxable income that our employees recognized upon the exercise of non-qualified common stock options, primarily in conjunction with the sale of our common stock in the registered public offerings of common stock in February 2000, March and April 2001, and March 2002. See further discussion of the sale of our common stock in the registered public offerings of common stock in the liquidity and capital resources section below.

Other income, net. Other income, net, consists primarily of interest income earned on a portfolio of cash and cash equivalents and marketable securities and the realized gain (loss) on the sale of marketable securities. During 2000, other income, net, also included the realized loss on the write-off of property and equipment. Other income increased 89.3% from $2.3 million for 2000 to $4.3 million for 2001, and 48.2% to $6.3 million for 2002. The growth in other income, net, was due primarily to the increase in interest income associated with the increased level of cash and cash equivalents and marketable securities. However, the lower relative growth in other income, net, as a percentage of revenues for 2002 reflects lower investment returns due to the lower interest rate environment. Cash and cash equivalents and marketable securities increased as a result of cash flows from operating activities and cash flows from financing activities further discussed in the liquidity and capital resources section below.

Provision for income taxes. We recorded a provision for income taxes of $9.5 million, $13.3 million, and $18.6 million for 2000, 2001, and 2002, respectively. The reduction in the effective income tax rate from 39.0% for 2000 to 38.0% for 2001 primarily reflects the increase in the amount of tax-exempt interest income earned on the portfolio of cash and cash equivalents and marketable securities and the increased benefit from Federal income tax incentives associated with the location of our office facilities. The increase in the effective income tax rate from 38.0% for 2001 to 38.6% for 2002 primarily reflects the decreased benefit from Federal income tax incentives associated with the location of our office facilities.

Liquidity and Capital Resources

Cash flows from operating activities. We have financed our operations to date through funds generated from operating activities. Membership subscriptions, which are principally annually renewable agreements, are generally payable by members at the beginning of the contract term. The combination of revenue growth and advance payment of membership subscriptions has historically resulted in net positive cash flows provided by operating activities. We generated net cash flows from operating activities of $38.7 million, $52.8 million, and $77.9 million for 2000, 2001, and 2002, respectively. For 2000, 2001, and 2002, operating cash flows were generated within the period principally by net income, the utilization of tax benefits created by the exercise of common stock options, and the growth in deferred revenues, partially offset by the growth in membership fees receivable. As of December 31, 2001 and 2002, we had cash, cash equivalents, and marketable securities of $132.5 million and $225.9 million, respectively. We expect that our current cash, cash equivalents, and marketable securities balances and anticipated net positive cash flows from operations will satisfy working capital, financing, and capital expenditure requirements for the next 12 months.

Cash flows from investing activities. We used net cash flows in investing activities of $44.5 million, $38.6 million, and $68.3 million during the years ended December 31, 2000, 2001, and 2002, respectively. During 2000, 2001, and 2002, investing cash flows were used within the period to purchase available-for-sale marketable securities, net, of $35.2 million, $33.3 million, and $65.2 million, respectively, and to purchase leasehold improvements for additional office space in Washington, D.C., and computer software and equipment of $9.3 million, $5.3 million, and $3.1 million, respectively.

Cash flows from financing activities. We generated net cash flows from financing activities of $5.5 million, $14.5 million, and $13.5 million during the years ended December 31, 2000, 2001, and 2002, respectively. Net cash provided by financing activities during the years ended December 31, 2000, 2001, and 2002, was primarily attributed to the receipt of cash for the exercise of stock options in conjunction with the sale of our common stock by our employees and directors in registered public offerings. In February 2000, March and April 2001, and March 2002, 11,023,030 shares, 3,035,000 shares, and 2,100,000 shares, respectively, of our common stock were sold in registered public offerings. We did not directly receive any proceeds from the sale of our common stock. However, we did receive cash from the exercise of common stock options in conjunction with the sale of our common stock.

We previously entered into a $10.0 million, unsecured loan agreement with a commercial bank that provided for a revolving line of credit facility under which we could have from time to time borrowed, repaid, and reborrowed funds. There were no borrowings under the revolving line of credit facility while it was in effect. The revolving line of credit facility expired in May 2002 and we elected not to renew the revolving line of credit facility. In addition, we have entered into $1.3 million and $4.0 million letter of credit agreements with commercial banks, expiring June 2003 and August 2004, respectively, to provide security deposits for certain of our office leases. We pledged certain assets as collateral under the letter of credit agreements. To date, no amounts have been drawn on either agreement.

We lease office facilities in the United States and the United Kingdom expiring on various dates over the next 17 years. Certain lease agreements include provisions for rental escalations and require us to pay for executory costs such as taxes and insurance. Future minimum rental payments under noncancellable operating leases, excluding executory costs, are $93.8 million.

The following summarizes certain of our operating lease obligations at December 31, 2002:

	Payments Due by Period (in thousands)				
	Total	< 1 Year	1–3 Years	4–5 Years	> 5 Years
Operating Leases	$ 93,807	$ 6,908	$ 17,281	$ 19,276	$ 50,342

We have no other non-cancellable contractual financial obligations at December 31, 2002.

At December 31, 2001 and 2002, we have no off-balance sheet financing or other arrangements with unconsolidated entities or financial partnerships (such as entities often referred to as structured finance or special purpose entities) established for purposes of facilitating off-balance sheet financing or other debt arrangements or for other contractually narrow or limited purposes.

Share Repurchase

In February 2003, we announced that our Board of Directors authorized a share repurchase of up to $75 million of our common stock. Repurchases will be made from time to time in open market and privately negotiated transactions subject to market conditions. No minimum number of shares has been fixed. We will fund our share repurchases with cash on hand and cash generated from operations.

Critical Accounting Policies

We have identified the following policies as critical to our business operations and the understanding of our results of operations. This listing is not a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations and may require the application of significant judgment by our management; as a result, they are subject to an inherent degree of uncertainty. In applying those policies, our management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical experience, our observance of trends in the industry, information provided by our members, and information available from other outside sources, as appropriate. For a more detailed discussion on the application of these and other accounting policies, see "Note 4—Summary of significant account policies" in our financial statements and related notes. Our critical accounting policies include:

Deferred tax asset

We have deferred income tax assets consisting primarily of net operating loss ("NOL") carryforwards for regular Federal and state income tax purposes generated from the exercise of common stock options. In estimating future tax consequences, Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS No. 109") generally considers all expected future events in the determination and evaluation of deferred tax assets and liabilities. We believe that our future taxable income will be sufficient for the full realization of the deferred income tax assets. However, SFAS No. 109 does not consider the effect of future changes in existing tax laws or rates in the determination and evaluation of deferred tax assets and liabilities until the new tax laws or rates are enacted. We have established our deferred income tax assets and liabilities using currently enacted tax law and rates. We will recognize into income an adjustment for the impact of new tax laws or rates on the existing deferred tax assets and liabilities when new tax laws or rates are enacted.

Washington, D.C. income tax incentives

The Office of Tax and Revenue of the Government of the District of Columbia (the "Office of Tax and Revenue") has adopted regulations in accordance with the New E-Conomy Transformation Act of 2000 (the "Act") that modify the income and franchise tax, sales and use tax, and personal property tax regulations, effective April 2001. Specifically, the regulations provide certain credits, exemptions, and other benefits to a Qualified High-Technology Company ("QHTC").

We have performed an analysis to support our position that we meet the definition of a QHTC under the provisions of the Act. Accordingly, we will amend our 2001 Washington, D.C. income tax return and certain sales and use tax returns, to file as a QHTC. As a QHTC, our Washington, D.C. income tax rate will be 0.0% and we will be eligible for certain Washington, D.C. income tax credits. In addition, we will be entitled to relief from certain sales and use taxes. While we believe we qualify as a QHTC, we have elected not to recognize the impact of this election within the financial statements for the year ended December 31, 2002, because of uncertainties inherent in the regulations, as adopted.

For financial reporting purposes, we have valued our deferred income tax assets and liabilities using Washington, D.C.'s currently enacted income tax rate of 9.975%. Additionally, we have continued to provide for income, sales and use taxes as if we were not a QHTC. However, if we had received a determination that we qualified for QHTC status, we would have recorded a charge to earnings of approximately $9.5 million, representing the impact on our existing deferred tax asset of lowering the Washington, D.C. income tax rate to 0.0%, net of any income tax credits discussed above. When we believe it is more likely than not that the Office of Tax and Revenue will accept our election as a QHTC, we will record the applicable charge. Additionally, we would recognize the refund of any previously paid or provided sales and use taxes at that time.

Revenue recognition

Revenues from membership subscriptions are recognized over the term of the related subscription, which is generally 12 months. Membership fees are generally billable, and revenue recognition begins, when the member agrees to the terms of the membership. Certain membership fees are billed on an installment basis. Members may request a refund of their membership fees, which is provided on a pro rata basis relative to the length of the remaining membership term. Our policy is to record the full amount of membership fees receivable as an asset and related deferred revenue as a liability when a member agrees to the terms of a membership. Revenues from membership subscriptions were greater than 95% of total revenues for each of the years ending December 31, 2000, 2001, and 2002.

Reserve for uncollectible revenue

We record a reserve for uncollectible revenue based upon management's analyses and estimates as to the collectibility of our accounts receivable. As part of our analysis, we examine our collections history, the age of the receivables in question, any specific customer collection issues that we have identified, general market conditions, customer concentrations, and current economic trends.

Commission expense recognition

Commission expenses related to the negotiation of new memberships and the renewal of existing memberships are deferred and amortized over the term of the related memberships.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to interest rate risk primarily through our portfolio of cash, cash equivalents, and marketable securities, which is designed for safety of principal and liquidity. Cash and cash equivalents consist of highly liquid U.S. Treasury obligations with maturities of less than three months. Marketable securities consist primarily of U.S. Treasury notes and bonds and insured Washington, D.C. tax exempt notes and bonds. We perform periodic evaluations of the relative credit ratings related to the cash, cash equivalents, and marketable securities. This portfolio is subject to inherent interest rate risk as investments mature and are reinvested at current market interest rates. We currently do not use derivative financial instruments to adjust our portfolio risk or income profile.

A Note About Forward-Looking Statements

We have made forward-looking statements in this Annual Report, including the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed results of operations, business strategies, financing plans, competitive position, and potential growth opportunities. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believes," "expects," "anticipates," "intends," "plans," "estimates," or similar expressions.

Forward-looking statements involve risks, uncertainties, and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this Annual Report.

You should understand that many important factors could cause our results to differ materially from those expressed in these forward-looking statements. Among the factors that could cause our future results to differ from those reflected in forward-looking statements are the risks discussed in the Form 10-K that we filed with the Securities and Exchange Commission on February 28, 2003, under the heading "Business-Risk Factors." These factors include:

- our dependence on renewals of our membership-based services,
- our inability to know in advance if new products will be successful,
- difficulties in anticipating market trends,
- our need to attract and retain a significant number of highly skilled employees,
- restrictions on selling our products and services to the health care industry,
- continued consolidation in the financial institution industry,
- fluctuations in operating results,
- our potential inability to protect our intellectual property rights,
- our potential exposure to litigation related to content,
- our potential exposure to loss of revenue resulting from our unconditional service guarantee, and
- our previous use of Arthur Andersen LLP as our independent auditors.

THE CORPORATE EXECUTIVE BOARD COMPANY

BALANCE SHEETS

(In thousands, except share amounts)

	December 31, 2001	December 31, 2002
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 48,271	$ 71,346
Marketable securities	35,735	17,030
Membership fees receivable, net	42,011	50,356
Deferred income taxes, net	19,881	28,806
Deferred incentive compensation	4,216	4,974
Prepaid expenses and other current assets	3,042	3,668
Total current assets	153,156	176,180
DEFERRED INCOME TAXES, NET	38,639	30,920
MARKETABLE SECURITIES	48,463	137,565
PROPERTY AND EQUIPMENT, NET	17,260	14,916
Total assets	$ 257,518	$ 359,581
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$ 10,683	$ 12,549
Accrued incentive compensation	6,387	9,660
Deferred revenues	94,683	121,415
Total current liabilities	111,753	143,624
OTHER LIABILITIES	1,781	2,600
Total liabilities	113,534	146,224
STOCKHOLDERS' EQUITY:		
Preferred stock, par value $0.01; 5,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, par value $0.01; 100,000,000 shares authorized and 34,898,060 and 37,182,846 shares issued and outstanding as of December 31, 2001 and 2002, respectively	349	372
Additional paid-in-capital	94,221	129,846
Retained earnings	48,243	77,844
Accumulated elements of comprehensive income	1,171	5,295
Total stockholders' equity	143,984	213,357
Total liabilities and stockholders' equity	$ 257,518	$ 359,581

See accompanying notes to financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY

STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Year Ended December 31,		
	2000	2001	2002
REVENUES	$ 95,491	$128,112	$162,357
Cost of services	36,094	45,738	56,147
GROSS PROFIT	59,397	82,374	106,210
COSTS AND EXPENSES:			
Member relations and marketing	21,236	30,219	40,768
General and administrative	12,021	15,877	17,493
Depreciation	2,573	4,412	5,456
Stock option and related expenses	1,371	1,260	668
Total costs and expenses	37,201	51,768	64,385
INCOME FROM OPERATIONS	22,196	30,606	41,825
OTHER INCOME, NET	2,263	4,283	6,346
INCOME BEFORE PROVISION FOR INCOME TAXES	24,459	34,889	48,171
PROVISION FOR INCOME TAXES	9,539	13,257	18,570
NET INCOME	$ 14,920	$ 21,632	$ 29,601
EARNINGS PER SHARE:			
Basic	$ 0.49	$ 0.64	$ 0.81
Diluted	$ 0.43	$ 0.59	$ 0.79
WEIGHTED AVERAGE SHARES USED IN THE CALCULATION OF EARNINGS PER SHARE:			
Basic	30,321	34,003	36,722
Diluted	34,638	36,465	37,671

See accompanying notes to financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY

STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2000	2001	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 14,920	$ 21,632	$ 29,601
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation	2,573	4,166	5,456
Loss on disposition of property and equipment	223	246	—
Deferred income taxes and tax benefits resulting from the exercise of common stock options	9,065	13,440	18,349
Stock option repurchases	(1,570)	(3,140)	—
Stock option and related expenses	384	186	—
Amortization of marketable securities premiums, net	196	478	1,506
Changes in operating assets and liabilities:			
Membership fees receivable, net	(2,916)	(12,492)	(8,345)
Deferred incentive compensation	(26)	(1,389)	(758)
Prepaid expenses and other current assets	(1,697)	(27)	(626)
Accounts payable and accrued liabilities	2,023	2,581	1,866
Accrued incentive compensation	(864)	3,374	3,273
Deferred revenues	15,845	23,402	26,732
Other liabilities	584	384	819
Net cash flows provided by operating activities	38,740	52,841	77,873
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	(9,287)	(5,260)	(3,112)
Purchase of marketable securities	(89,569)	(61,022)	(116,738)
Sales and maturities of marketable securities	54,378	27,717	51,564
Net cash used in investing activities	(44,478)	(38,565)	(68,286)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from the exercise of common stock options	5,355	13,798	12,835
Proceeds from issuance of common stock under the employee stock purchase plan	150	704	653
Reimbursement of common stock offering costs	650	375	300
Payment of common stock offering costs	(650)	(375)	(300)
Net cash provided by financing activities	5,505	14,502	13,488
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(233)	28,778	23,075
Cash and cash equivalents, beginning of period	19,726	19,493	48,271
Cash and cash equivalents, end of period	$ 19,493	$ 48,271	$ 71,346

See accompanying notes to financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2000, 2001, and 2002
(In thousands, except share amounts)

	Preferred Stock		Common Stock		Additional Paid-in-Capital	Deferred Compen-sation	Retained Earnings	Accu-mulated Elements of Compre-hensive Income	Total	Annual Compre-hensive Income
	Shares	Amount	Shares	Amount						
Balance at December 31, 1999	—	$ —	27,139,920	$ 271	$ 134	$ (570)	$ 11,691	$ (680)	$ 10,846	
Issuance of common stock upon the exercise of common stock options	—	—	3,998,470	40	5,315	—	—	—	5,355	$ —
Issuance of common stock under the employee stock purchase plan	—	—	5,679	—	150	—	—	—	150	—
Tax benefits related to the exercise of stock options	—	—	—	—	32,980	—	—	—	32,980	—
Amortization of deferred compensation	—	—	—	—	—	384	—	—	384	—
Unrealized gains on available-for-sale marketable securities, net of tax	—	—	—	—	—	—	—	926	926	926
Net income	—	—	—	—	—	—	14,920	—	14,920	14,920
Balance at December 31, 2000	—	$ —	31,144,069	$ 311	$ 38,579	$ (186)	$ 26,611	$ 246	$ 65,561	$ 15,846
Issuance of common stock upon the exercise of common stock options	—	—	3,727,682	38	13,760	—	—	—	13,798	—
Issuance of common stock under the employee stock purchase plan	—	—	26,309	—	704	—	—	—	704	—
Tax benefits related to the exercise of stock options	—	—	—	—	41,178	—	—	—	41,178	—
Amortization of deferred compensation	—	—	—	—	—	186	—	—	186	—
Unrealized gains on available-for-sale marketable securities, net of tax	—	—	—	—	—	—	—	925	925	925
Net income	—	—	—	—	—	—	21,632	—	21,632	21,632
Balance at December 31, 2001	—	$ —	34,898,060	$ 349	$ 94,221	$ —	$ 48,243	$ 1,171	$ 143,984	$ 22,557
Issuance of common stock upon the exercise of common stock options	—	—	2,259,653	23	12,812	—	—	—	12,835	—
Issuance of common stock under the employee stock purchase plan	—	—	25,133	—	653	—	—	—	653	—
Tax benefits related to the exercise of stock options	—	—	—	—	22,160	—	—	—	22,160	—
Unrealized gains on available-for-sale marketable securities, net of tax	—	—	—	—	—	—	—	4,124	4,124	4,124
Net income	—	—	—	—	—	—	29,601	—	29,601	29,601
Balance at December 31, 2002	—	$ —	37,182,846	$ 372	$ 129,846	$ —	$ 77,844	$ 5,295	$ 213,357	$ 33,725

See accompanying notes to financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS

1. Description of operations

The Corporate Executive Board Company (the "Company") provides "best practices" research and quantitative analysis focusing on corporate strategy, operations, and general management issues. Best practices research supports senior executive decision making by identifying and analyzing specific management initiatives, processes, and strategies that have been determined to produce the best results in solving common business problems or challenges. For a fixed annual fee, members of each of its research programs have access to an integrated set of services, including best practices research studies, executive education seminars, customized research briefs, and Web-based access to the program's content database and decision-support tools.

2. Spin-off

The Company was incorporated on September 11, 1997, under the laws of the State of Delaware. The Company's business was operated as a division of The Advisory Board Company, a Maryland corporation, until October 31, 1997, when the business was contributed to the Company and spun-off to The Advisory Board Company's sole stockholder (the "Spin-off"). Subsequent to February 2000, the former sole stockholder owns no shares of the Company's common stock.

3. Summary of significant accounting policies

Cash equivalents and marketable securities

Short-term investments and marketable securities that mature within three months of purchase are classified as cash equivalents. Short-term investments and marketable securities with maturities of more than three months are classified as marketable securities. As of December 31, 2001 and 2002, the Company's marketable securities consisted primarily of United States Treasury notes and bonds and Washington, D.C. tax exempt notes and bonds. The Company classifies its marketable securities as available-for-sale, which are carried at fair value based on quoted market prices. The net unrealized gains and losses on available-for-sale marketable securities are excluded from net income and are included within accumulated elements of comprehensive income. The specific identification method is used to compute the realized gains and losses on the sale of marketable securities. The Company may elect not to hold these marketable securities to maturity and may elect to sell these securities at any time.

Property and equipment

Property and equipment consists of furniture, fixtures and equipment, capitalized software and Web site development costs, and leasehold improvements. Property and equipment are stated at cost, less accumulated depreciation expense. Furniture, fixtures, and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Capitalized software and Web site development costs are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term. Replacements and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred.

Recovery of long-lived assets

Long-lived assets and identifiable assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company recognizes an impairment loss when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. The Company believes that no such impairment existed as of December 31, 2001 and 2002.

THE CORPORATE EXECUTIVE BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS (Continued)

Revenue recognition

Revenues from membership subscriptions are recognized ratably over the term of the related subscription, which is generally 12 months. Revenues from implementation support memberships are recognized as services are performed, limited by the Company's pro rata refund policy. Membership fees are generally billable, and revenue recognition begins, when the member agrees to the terms of the membership. Certain membership fees are billed on an installment basis. Members may request a refund of their membership fees, which is provided on a pro rata basis relative to the length of the remaining membership term. The Company's policy is to record the full amount of membership fees receivable as an asset and related deferred revenue as a liability when a member agrees to the terms of a membership. Revenues from membership subscriptions were greater than 95% of total revenues for each of the years ending December 31, 2000, 2001, and 2002. In addition, as of December 31, 2001 and 2002, approximately $2.5 million and $1.7 million, respectively, of deferred revenues were to be recognized beyond the following 12 months.

Commission expense recognition

Commission expenses related to the negotiation of new memberships and the renewal of existing memberships are deferred and amortized over the term of the related memberships.

Earnings per share

Basic earnings per share was computed by dividing net income by the number of weighted average common shares outstanding during the period. Diluted earnings per share was computed by dividing net income by the number of diluted weighted average common shares outstanding during the period. The number of weighted average common share equivalents outstanding has been determined in accordance with the treasury-stock method. Common share equivalents consist of common shares issuable upon the exercise of outstanding common stock options. A reconciliation of basic to diluted weighted average common shares outstanding is as follows (in thousands):

	Year Ended December 31,		
	2000	2001	2002
Basic weighted average common shares outstanding	30,321	34,003	36,722
Weighted average common share equivalents outstanding	4,317	2,462	949
Diluted weighted average common shares outstanding	34,638	36,465	37,671

Financial instruments, which potentially expose the Company to concentration of credit risk, consist primarily of membership fees receivable and cash, cash equivalents, and marketable securities. Concentrations of credit risk with respect to membership fees receivable are limited due to the large number of members and their dispersion across many different industries and countries worldwide. However, the Company may be exposed to a declining membership base in periods of unforeseen market downturns, severe competition, or international developments. The Company performs periodic evaluations of the membership base and related membership fees receivable and establishes allowances for potential credit losses.

The Company generates revenues from members located outside of the United States. For the years ended December 31, 2000, 2001, and 2002, approximately 29%, 30%, and 27% of revenues, respectively, were generated from members located outside of the United States. Revenues from customers in European countries were approximately 15%, 16%, and 15% for the years ended December 31, 2000, 2001, and 2002, respectively, with no other geographic area representing more than 10% of revenues in any period. No individual member accounted for more than 2% of revenues for any period presented.

The Company maintains a portfolio of cash, cash equivalents, and marketable securities, which is designed for safety of principal and liquidity, with financial institutions. Cash and cash equivalents consist of highly liquid U.S. government and U.S. Treasury obligations with original maturities of less than three months. Marketable securities consist primarily of U.S. Treasury notes and bonds and Washington, D.C. tax exempt notes and bonds. The Company performs periodic evaluations of the relative credit ratings related to the cash, cash equivalents, and marketable securities.

Fair value of financial instruments

The fair value of current assets and current liabilities approximates their carrying value due to their short maturity.

Income taxes

Deferred income taxes are determined on the asset and liability method. Under this method, temporary differences arise as a result of the difference between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the management's opinion, it is more likely than not that some or all of the deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax law and tax rates on the date of the enactment of the change. The Company believes that its future taxable income will be sufficient for the full realization of the deferred income tax assets.

Research and development costs

Costs related to the research and development of new company programs are expensed in the year incurred.

Stock-based compensation

At December 31, 2002, the Company had several stock-based employee compensation plans, which are described more fully in Note 13. The Company accounts for those plans using the intrinsic value method of expense recognition and measurement prescribed by APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations (collectively, "APB No. 25"). In accordance with FASB Statement No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"), as amended by FASB Statement No. 148, *Accounting for Stock-Based Compensation–Transition and Disclosure*, see Note 13 for a tabular presentation of the pro forma stock-based employee compensation cost, net income, and basic and diluted earnings per share as if the fair value based method of expense recognition and measurement prescribed by SFAS No. 123 had been applied to all options.

Use of estimates in preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and costs and expenses during the reporting period. Actual results could differ from those estimates.

4. Marketable securities

The aggregate market value, amortized cost, gross unrealized gains, and gross unrealized losses on available-for-sale marketable securities are as follows (in thousands):

	As of December 31, 2001			
	Market Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Treasury notes and bonds	$ 70,567	$ 69,067	$ 1,500	$ —
Washington, D.C. tax exempt notes and bonds	13,631	13,243	398	10
	$ 84,198	$ 82,310	$ 1,898	$ 10

	As of December 31, 2002			
	Market Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Treasury notes and bonds	$ 75,307	$ 70,654	$ 4,653	$ —
Washington, D.C. tax exempt notes and bonds	79,288	75,324	3,964	—
	$ 154,595	$ 145,978	$ 8,617	$ —

NOTES TO FINANCIAL STATEMENTS (Continued)

The following table summarizes marketable securities maturities (in thousands):

	As of December 31, 2002	
	Fair Market Value	Amortized Cost
Less than one year	$ 17,030	$ 16,734
Matures in 1 to 5 years	83,509	78,049
Matures in 6 to 10 years	44,022	41,683
Matures after 10 years	10,034	9,512
	$ 154,595	$ 145,978

The Company may elect not to hold these marketable securities to maturity and may elect to sell these securities at any time.

5. Membership fees receivable

Membership fees receivable consist of the following (in thousands):

	As of December 31,	
	2001	2002
Billed membership fees receivable	$ 36,431	$ 41,900
Unbilled membership fees receivable	7,513	11,256
	43,944	53,156
Reserve for uncollectible revenue	(1,933)	(2,800)
Membership fees receivable, net	$ 42,011	$ 50,356

6. Property and equipment

Property and equipment consist of the following (in thousands):

	As of December 31,	
	2001	2002
Furniture, fixtures, and equipment	$ 10,399	$ 10,763
Software and Web site development costs	7,839	8,783
Leasehold improvements	7,554	8,189
	25,792	27,735
Accumulated depreciation	(8,532)	(12,819)
Property and equipment, net	$ 17,260	$ 14,916

7. Income taxes

The provision for income taxes consists of the following (in thousands):

	Year Ended December 31,		
	2000	2001	2002
Current	$ 8,582	$ 18,621	$ 18,418
Deferred	957	(5,364)	152
Provision for income taxes	$ 9,539	$ 13,257	$ 18,570

THE CORPORATE EXECUTIVE BOARD COMPANY

NOTES TO FINANCIAL STATEMENTS (Continued)

The provision for income taxes differs from the amount of income taxes determined by applying the U.S. Federal income tax statutory rates to income before provision for income taxes as follows:

	Year Ended December 31,		
	2000	2001	2002
Statutory U.S. Federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of U.S. Federal income tax benefit	6.5	6.5	6.5
Permanent differences, net	(2.5)	(3.5)	(2.9)
Effective tax rate	39.0%	38.0%	38.6%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities consist of the following (in thousands):

	As of December 31,	
	2001	2002
Deferred tax assets:		
Deferred compensation agreements	$ 2,649	$ 4,007
Net operating loss carryforward	52,431	56,169
Deferred revenue	4,445	2,603
Financial reporting reserves	802	1,161
Employee benefits	—	79
Operating leases	737	1,092
Total deferred tax assets	61,064	65,111
Deferred tax liabilities:		
Unrealized gains on available-for-sale securities	717	3,322
Employee benefits	78	—
Deferred incentive compensation	1,749	2,063
Total deferred tax liabilities	2,544	5,385
Deferred tax assets, net	$ 58,520	$ 59,726

The Company has deferred income tax assets, consisting primarily of net operating loss ("NOL") carryforwards for regular Federal and state income tax purposes generated from the exercise of common stock options. In estimating future tax consequences, Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS No. 109") generally considers all expected future events in the determination and evaluation of deferred tax assets and liabilities. The Company believes that its future taxable income will be sufficient for the full realization of the deferred income tax assets. However, SFAS No. 109 does not consider the effect of future changes in existing tax laws or rates in the determination and evaluation of deferred tax assets and liabilities until the new tax laws or rates are enacted. We have established our deferred income tax assets and liabilities using currently enacted tax law and rates. We will recognize into income an adjustment for the impact of new tax laws or rates on the existing deferred tax assets and liabilities when new tax laws or rates are enacted.

The Company has net operating losses which resulted in a deferred tax asset of $52.4 million and $56.2 million at December 31, 2001 and 2002, respectively. The net operating losses expire in the years 2019 through 2022. The Company has realized current tax benefits (reductions of taxes payable) resulting from the exercise of common stock options of $8.1 million, $18.6 million, and $18.4 million in the years ended December 31, 2000, 2001, and 2002, respectively.

Washington, D.C. income tax incentives

The Office of Tax and Revenue of the Government of the District of Columbia (the "Office of Tax and Revenue") has adopted regulations in accordance with the New E-Conomy Transformation Act of 2000 (the "Act") that modify the income and franchise tax, sales and use tax, and personal property tax regulations, effective April 2001. Specifically, the regulations provide certain credits, exemptions, and other benefits to a Qualified High-Technology Company ("QHTC"). The Company has performed an analysis to support its position that it meets the definition of a QHTC under the provisions of the Act. See further discussion of the Washington, D.C. income tax incentives and the possible impact on the Company's financial statements in Note 16, Commitments and Contingencies.

8. Comprehensive income (loss)

Comprehensive income (loss) is defined as net income (loss) plus the net-of-tax impact of foreign currency items, minimum pension liability adjustments, and unrealized gains and losses on certain investments in debt and equity securities. Comprehensive income for the years ended December 31, 2000, 2001, and 2002, was $15.8 million, $22.6 million, and $33.7 million, respectively. The accumulated elements of comprehensive income, net of tax, included within stockholders' equity on the balance sheets are composed solely of the net change in unrealized gains on available-for-sale marketable securities. Unrealized gains, net of tax, on available-for-sale marketable securities amounted to $0.9 million, $0.9 million, and $4.1 million during the years ended December 31, 2000, 2001, and 2002, respectively.

9. Transactions with affiliates

The Company has received services under certain vendor contracts entered into by The Advisory Board Company for the provision of certain services, such as telecommunications, travel, mailing, and general office services. A Vendor Contracts Agreement specified that we will pay the vendor directly if costs can be segregated and billed separately, or we will reimburse The Advisory Board Company for our reasonably allocated share of commonly billed costs. The Vendor Contracts Agreement expired on December 31, 2000. However, we continue to participate in limited vendor contracts entered into by the Advisory Board Company for the provision of certain services and continue to pay for such services on a basis consistent with that followed under the Vendor Contracts Agreement. Payments, net, to (from) affiliates were approximately $(152,000), $184,000, and $(32,000) for the years ending December 31, 2000, 2001, and 2002, respectively.

10. Employee benefit plans

Defined contribution 401(k) plan

The Company sponsors a defined contribution 401(k) Plan (the "Plan") in which the Company's employees participate. Pursuant to the Plan, all employees who have reached the age of 21 are eligible to participate. The employer provides contributions equal to 25% of an employee's contribution up to a maximum of 4% of base salary. Contributions to the Plan for the participants were $0.2 million, $0.3 million, and $0.4 million during the years ended December 31, 2000, 2001, and 2002, respectively.

Employee stock purchase plan

In June 2000, the Company established an employee stock purchase plan (the "ESPP"). Under the ESPP, employees authorize payroll deductions from 1% to 10% of their eligible compensation to purchase shares of the Company's common stock. The ESPP is authorized to issue up to 1,050,000 shares of the Company's common stock. Under the ESPP, 5,679, 26,309, and 25,133 shares of common stock were issued during the years ended December 31, 2000, 2001, and 2002, respectively.

11. Public offerings of common stock

In February 2000, March and April 2001, and March 2002, 11,023,030 shares, 3,035,000 shares, and 2,100,000 shares, respectively, of the Company's common stock were sold in registered public offerings. The Company did not directly receive any proceeds from the sale of its common stock. All of the shares sold in the foregoing offerings were sold by stockholders and option holders. However, the Company did receive cash from the exercise of common stock options in conjunction with the sale of its common stock.

12. Stock split

In August 2000, the Company's Board of Directors declared a two-for-one stock split in the form of a common stock dividend on the Company's common stock, payable September 15, 2000, to stockholders of record on September 1, 2000. The effect of the stock split is presented retroactively within the statements of changes in stockholders' equity at December 31, 1999, and for the period ended December 31, 2000, by transferring the par value for the additional common shares issued from the additional paid-in-capital account to the common stock account. All references to share and per share amounts in the accompanying financial statements included herein have been adjusted retroactively to reflect the two-for-one stock split.

13. Stock option plans

Liquid Markets Agreements

In January 2000 and 2001, the Company paid $1.6 million and $3.1 million, respectively, in accordance with the Liquid Markets Agreements, which were employee stock option agreements created prior to the Spin-off. The Liquid Markets Agreements were amended by the Company in December 1998. The January 2001 payment represented the final cash commitment related to the amended Liquid Markets Agreements. In addition, there are no stock options available to issue or stock options outstanding under the Liquid Markets Agreements.

Stock-Based Incentive Compensation Plan

In October 1997, the Company adopted the Stock-Based Incentive Compensation Plan (the "1997 Plan"). The 1997 Plan provides for the issuance of options to purchase up to 11,008,000 shares of common stock. Any shares of common stock which, for any reason, are not issued under the 1997 Plan are reserved for issuance pursuant to the 1999 Stock Option Plan (the "1999 Plan"). As of December 31, 2002, 10,569,400 options, net of cancellations, to purchase common stock had been granted under the 1997 Plan and 231,940 options, net of cancellations, to purchase common stock had been granted under the 1999 Plan. The Options granted under the 1997 Plan are currently exercisable and expire April 2003.

In the years ending December 31, 2000 and 2001, the Company recognized compensation expense of $0.4 million and $0.2 million, respectively, in accordance with the Substitution Agreements, which were employee stock option agreements created in conjunction with the Spin-off. The Substitution Agreements provided for the exchange of The Advisory Board Company stock options for Company stock options issued under the 1997 Plan. The Substitution Agreements resulted in compensation expense being recognized by the Company over the vesting period. There are no earnings charges subsequent to December 31, 2001, related to the Substitution Agreements. In addition, there are no stock options available to issue or stock options outstanding under the Substitution Agreements.

1999 Stock Option Plan

In February 1999, the Company adopted the 1999 Plan, which provides for the issuance of options to purchase up to 3,784,000 shares of common stock plus any options to purchase shares of common stock which, for any reason, are not issued under the 1997 Plan. During 2000, the Company granted 1,613,000 options to purchase common stock under the 1999 Plan at a weighted average exercise price of $21.78 per share. During 2001, the Company granted 1,358,000 options to purchase common stock under the 1999 Plan at a weighted average exercise price of $31.05 per share. During 2002, the Company granted 16,000 options to purchase common stock under the 1999 Plan at a weighted average exercise price of $32.86 per share. As of December 31, 2002, 4,015,940 options, net of cancellations, and including 231,940 shares of common stock carried over from the 1997 Plan, had been granted under the 1999 Plan. The common stock options granted under the 1999 Plan generally become exercisable 25% per year beginning one year from the date of grant and expire between February 2009 and March 2012.

2001 Stock Option Plan

In June 2001, the Company adopted the 2001 Stock Option Plan (the "2001 Plan"), which provides for the issuance of options to purchase up to 2,700,000 shares of common stock. During 2001, the Company granted no options to purchase common stock under the 2001 Plan. During 2002, the Company granted 940,000 options to purchase common stock under the 2001 Plan at a weighted average exercise price of $32.37 per share. As of December 31, 2002, 890,000 options, net of cancellations, had been granted under the 2001 Plan. The common stock options granted under the 2001 Plan generally become exercisable 25% per year beginning one year from the date of grant and expire between August 2011 and July 2012.

NOTES TO FINANCIAL STATEMENTS (Continued)

2002 Non-Executive Stock Incentive Plan

In March 2002, the Company adopted the 2002 Non-Executive Stock Incentive Plan, as amended (the "2002 Plan"), which provides for the issuance up to 7,300,000 shares of common stock under stock options or restricted stock grants. The 2002 Plan is administered by the Compensation Committee of the Company's Board of Directors. Any person who is an employee or prospective employee of the Company is eligible for the grant of awards under the 2002 Plan, unless such person is an officer or director of the Company. The terms of awards granted under the 2002 Plan, including vesting, forfeiture, and post-termination exercisability are set by the plan administrator, subject to certain restrictions set forth in the 2002 Plan. During 2002, the Company granted 1,115,000 options to purchase common stock under the 2002 Plan at a weighted average exercise price of $32.31 per share. As of December 31, 2002, 1,080,000 options, net of cancellations, had been granted under the 2002 Plan. The common stock options granted under the 2002 Plan generally become exercisable 25% per year beginning one year from the date of grant and expire between March 2012 and November 2012.

Directors' Stock Option Plan

In December 1998, the Company adopted the Directors' Stock Plan (the "Directors' Plan"), which provides for the issuance of options to purchase up to 860,000 shares of common stock. During 2000, the Company granted 70,000 options to purchase common stock under the Directors' Plan at a weighted average exercise price of $21.19 per share. During 2001, the Company granted 142,240 options to purchase common stock under the Directors' Plan at a weighted average exercise price of $31.46 per share. During 2002, the Company granted 40,000 options to purchase common stock under the Directors' Plan at a weighted average exercise price of $32.41 per share. As of December 31, 2002, 573,440 options, net of cancellations, to purchase common stock had been granted under the Directors' Plan. The common stock options granted under the Directors' Plan generally become 100% exercisable one year from the date of grant and expire between December 2008 and March 2012.

Transactions

The following table summarizes the changes in common stock options for the common stock option plans described above:

	Number of Options	Exercise Price per Share	Weighted Average Exercise Price
Outstanding at December 31,1999	10,384,840	$ 0.03–19.07	$ 2.64
Options granted	1,683,000	21.19–33.11	21.75
Options cancelled	(228,234)	0.29–21.19	8.05
Options exercised	(3,998,470)	0.03–13.52	1.34
Outstanding at December 31, 2000	7,841,136	0.03–33.11	7.25
Options granted	1,514,214	26.01–43.10	31.09
Options cancelled	(159,500)	9.50–41.38	22.16
Options exercised	(3,727,882)	0.03–30.19	3.71
Outstanding at December 31, 2001	5,467,968	0.03–43.10	15.78
Options granted	2,111,000	27.62–36.81	32.34
Options cancelled	(293,474)	9.50–33.63	27.31
Options exercised	(2,266,091)	0.03–31.00	5.76
Outstanding at December 31, 2002	5,019,403	$ 0.21–43.10	$ 26.61

Information with respect to the common stock options plan outstanding at December 31, 2002, is as follows:

Range of Exercise Prices	Number Outstanding as of December 31, 2002	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life-Years
$ 0.21–$7.12	141,320	$ 2.94	2.22
9.50–13.52	579,586	9.56	6.15
19.07–21.19	856,508	21.18	7.15
26.01–32.23	1,465,989	30.71	8.31
32.41–43.10	1,976,000	32.61	9.16
$ 0.21–$43.10	5,019,403	$ 26.61	8.02

As of December 31, 2002, 1,084,903 common stock options with a weighted average exercise price of $20.15 are exercisable.

Accounting for stock-based compensation

The Company has elected to account for the plans described above under the recognition and measurement principles of APB No. 25. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	Year Ended December 31,		
	2000	2001	2002
Net income, as reported	$ 14,920	$ 21,632	$ 29,601
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	6,586	8,842	12,990
Pro forma net income	$ 8,334	$ 12,790	$ 16,611
Earnings per share:			
Basic—as reported	$ 0.49	$ 0.64	$ 0.81
Basic—pro forma	$ 0.27	$ 0.38	$ 0.45
Diluted—as reported	$ 0.43	$ 0.59	$ 0.79
Diluted—pro forma	$ 0.24	$ 0.35	$ 0.46

Under the SFAS No. 123 pro forma disclosure provisions, the fair value of options granted subsequent to December 15, 1995, has been estimated using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price characteristics that are significantly different from those of traded options. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock rights.

The fair value of options granted during the years ended December 31, 2000, 2001, and 2002, was estimated using the Black-Scholes option valuation model with the following weighted-average assumptions: risk-free interest rate of 5.0%, 4.4%, and 3.1%, respectively; no dividend yield for any year; expected lives of the option of four years, five years, and five years, respectively; and expected volatility of 92%, 69%, and 63%, respectively.

The weighted-average fair value of Company options granted during the years ended December 31, 2000, 2001, and 2002, was $14.73 per share, $18.85 per share, and $17.88 per share, respectively. For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the estimated service period. The provisions of SFAS No. 123 may not necessarily be indicative of future results.

14. Supplemental cash flows disclosures

The Company paid no income taxes during the years ended December 31, 2000, 2001, and 2002. For the years ended December 31, 2000, 2001, and 2002, the Company recognized $33.0 million, $41.2 million, and $22.2 million, respectively, in stockholders' equity for tax deductions associated with the exercise of non-qualified stock options.

15. Loan agreement

In May 2000, the Company entered into a $10.0 million unsecured loan agreement with a commercial bank that provides for a revolving line of credit facility under which the Company could have from time to time borrowed, repaid, and reborrowed funds. The interest rate on any outstanding borrowings under the loan agreement was the Eurodollar Daily Floating Rate plus 0.75% per annum. There were no borrowings under the revolving line of credit facility while it was in effect. The revolving line of credit facility expired May 25, 2002, and we elected not to renew the revolving line of credit facility.

16. Commitments and contingencies

Operating Leases

The Company leases office facilities in the United States and the United Kingdom expiring on various dates over the next 17 years. Certain lease agreements include provisions for rental escalations and require the Company to pay for executory costs such as taxes and insurance. Future minimum rental payments under noncancellable operating leases, excluding executory costs, are as follows (in thousands):

Year Ending December 31,	
2003	$ 6,908
2004	7,900
2005	9,381
2006	9,503
2007	9,773
Thereafter	50,342
Total	$ 93,807

Rent expense charged to operations during the fiscal years ended December 31, 2000, 2001, and 2002, was $3.8 million, $5.7 million, and $7.9 million, respectively. The Company obtained a $1.3 million letter of credit with a commercial bank, expiring June 2003, to provide a security deposit for its headquarters office lease. The Company's cash, accounts receivable, and property and equipment collateralize the letter of credit agreement.

Washington, D.C. income tax incentives

The Office of Tax and Revenue of the Government of the District of Columbia (the "Office of Tax and Revenue") has adopted regulations in accordance with the New E-Conomy Transformation Act of 2000 (the "Act") that modify the income and franchise tax, sales and use tax, and personal property tax regulations, effective April 2001. Specifically, the regulations provide certain credits, exemptions, and other benefits to a Qualified High-Technology Company ("QHTC").

The Company has performed an analysis to support its position that it meets the definition of a QHTC under the provisions of the Act. Accordingly, the Company will amend its 2001 Washington, D.C. income tax return and certain sales and use tax returns, to file as a QHTC. As a QHTC, the Company's Washington, D.C. income tax rate will be 0.0% and the Company will be eligible for certain Washington, D.C., income tax credits. In addition the Company will be entitled to relief from certain sales and use taxes. While the Company believes it qualifies as a QHTC, the Company has elected not to recognize the impact of this election within the financial statements for the year ended December 31, 2002, because of uncertainties inherent in the regulations, as adopted.

For financial reporting purposes, the Company has valued its deferred income tax assets and liabilities using Washington, D.C.'s currently enacted income tax rate of 9.975%. Additionally, the Company has continued to provide for income and sales and use taxes as if the Company were not a QHTC. However, if the Company had received a determination that it qualified for QHTC status, it would have recorded a charge to earnings of approximately $9.5 million, representing the impact on its existing deferred tax asset of lowering the Washington, D.C. income tax rate to 0.0%, net of any income tax credits discussed above. When the Company believes it is more likely than not that the Office of Tax and Revenue will accept the Company's election as a QHTC, the Company will record the applicable charge. Additionally, the Company would recognize the refund of any previously paid or provided sales and use taxes at that time. See further discussion of income taxes in Note 7.

17. Quarterly financial data (unaudited)

Unaudited summarized financial data by quarter for the years ended December 31, 2001, and 2002 is as follows (in thousands, except per share amounts):

	2001 Quarter Ended			
	March 31	June 30	September 30	December 31
Revenues	$ 29,215	$ 31,124	$ 32,625	$ 35,148
Gross profit	17,972	20,215	21,613	22,574
Income before provision for income taxes	6,560	8,730	9,395	10,204
Net income	$ 4,067	$ 5,413	$ 5,825	$ 6,327
Earnings per share:				
Basic	$ 0.13	$ 0.16	$ 0.17	$ 0.18
Diluted	$ 0.11	$ 0.15	$ 0.16	$ 0.17

	2002 Quarter Ended			
	March 31	June 30	September 30	December 31
Revenues	$ 37,023	$ 39,547	$ 41,275	$ 44,512
Gross profit	23,506	26,531	27,149	29,024
Income before provision for income taxes	9,567	12,241	12,848	13,515
Net income	$ 5,931	$ 7,589	$ 7,837	$ 8,244
Earnings per share:				
Basic	$ 0.17	$ 0.20	$ 0.21	$ 0.22
Diluted	$ 0.16	$ 0.20	$ 0.21	$ 0.22

18. Subsequent event

In February 2003, the Company announced that its Board of Directors authorized a share repurchase of up to $75 million of the Company's common stock. Repurchases will be made from time to time in open market and privately negotiated transactions subject to market conditions. No minimum number of shares has been fixed. The Company will fund its share repurchases with cash on hand and cash generated from operations.

CHANGE IN INDEPENDENT AUDITOR

On July 8, 2002, upon the recommendation of our Audit Committee, the Board of Directors dismissed Arthur Andersen LLP as our independent auditors and appointed Ernst & Young LLP to serve as our independent auditors for the year ending December 31, 2002.

Arthur Andersen LLP's reports on our financial statements for each of the years ended December 31, 2001 and December 31, 2000 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

During the years ended December 31, 2001 and December 31, 2000 and through July 8, 2002, there were: (i) no disagreements with Arthur Andersen LLP on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to Arthur Andersen LLP's satisfaction, would have caused them to make reference to the subject matter in connection with their report on our financial statements for such years; and (ii) there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

During the years ended December 31, 2001 and December 31, 2000 and through July 8, 2002, the Company did not consult Ernst & Young LLP with respect to the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of The Corporate Executive Board Company:

We have audited the balance sheet of The Corporate Executive Board Company as of December 31, 2002, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of The Corporate Executive Board Company for the years ended December 31, 2000 and 2001, were audited by other auditors who have ceased operations and whose report dated January 31, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the financial position of The Corporate Executive Board Company at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Washington, D.C.

January 31, 2003

The following report is a copy of a report previously issued by Arthur Andersen LLP ("Andersen"), which report has not been reissued by Andersen. Certain financial information for each of the two years in the period ended December 31, 2001, was not reviewed by Andersen and includes additional disclosures to conform to new accounting pronouncements and SEC rules and regulations issued during such fiscal year.

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of The Corporate Executive Board Company:

We have audited the accompanying balance sheets of The Corporate Executive Board Company as of December 31, 2000 and 2001, and the related statements of income, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Corporate Executive Board Company as of December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Washington, D.C.

January 31, 2002

Executive Officers and Directors

James J. McGonigle
Chief Executive Officer and Chairman of the Board

Robert C. Hall*
Director; President, Harborside Plus, Inc.

Nancy J. Karch*
Director; former Senior Partner, McKinsey & Company

David W. Kenny*
Director; Chairman and Chief Executive Officer, Digitas, Inc.

Thomas L. Monahan III
Director and General Manager, Corporate Practice

Harold L. Siebert
Director; Founder and former Chairman and Chief Executive Officer, Inforum, Inc.

Derek C. M. van Bever
Chief Research Officer

Michael A. Archer
Chief Marketing Officer

Timothy R. Yost
Chief Financial Officer

* Member of the Audit Committee and Compensation Committee of the Board of Directors.

Corporate Information

Form 10-K/Investor Contact
A copy of the Company's Annual Report on Form 10-K for 2002 (without exhibits) is available from the Company at no charge. Requests for the Annual Report on Form 10-K and other investor contacts should be directed to Timothy R. Yost, Chief Financial Officer, at the Company's corporate office.

Annual Shareholders' Meeting
The annual meeting of shareholders will be held on Friday, June 6, 2003, at 9:00 a.m. at the Company's corporate office.

Common Stock and Dividend Information
The common stock of The Corporate Executive Board Company has been traded on the NASDAQ National Market under the symbol EXBD since the initial public offering on February 23, 1999. As of April 9, 2003, there were approximately 15,000 holders of the common stock, including 33 stockholders of record. The Company has not declared or paid any cash dividend on the common stock since the closing of its initial public offering. It does not anticipate declaring or paying cash dividends in the foreseeable future. The timing and amount of future cash dividends, if any, would be determined by the Company's Board of Directors and would depend upon the Company's earnings, financial condition, and cash requirements.

Corporate Office
The Corporate Executive Board Company
2000 Pennsylvania Avenue NW
Suite 6000
Washington, DC 20006
202-777-5455
www.executiveboard.com

Registrar and Transfer Agent
Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
800-851-9677

Independent Public Auditors
Ernst & Young LLP
Washington, DC

The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the NASDAQ National Market.

	High	Low
2001		
First Quarter	$ 43.000	$ 24.250
Second Quarter	42.240	24.625
Third Quarter	43.600	22.850
Fourth Quarter	39.550	26.000
2002		
First Quarter	$ 38.100	$ 28.570
Second Quarter	40.200	32.600
Third Quarter	34.680	23.600
Fourth Quarter	35.730	26.700

Photo and Trademark Information



www.executiveboard.com

CORPORATE EXECUTIVE BOARD

2000 Pennsylvania Avenue NW • Washington, DC 20006
Telephone: 202-777-5000 • Facsimile: 202-777-5100

166 Piccadilly • London, W1J 9EF • United Kingdom
Telephone: +44-(0)20-7499-8700 • Facsimile: +44-(0)20-7499-9700